                                                                  Exhibit (4)(j)

                            CERTIFICATE OF AMENDMENT
                                       TO
                            ARTICLES OF INCORPORATION
                                       OF
                                   LESCO, INC.

         William A. Foley, Chairman and Chief Executive Officer, and Patricia W. Pribisko, Corporate Secretary, of LESCO, Inc., an Ohio corporation (the "Corporation"), with its principal office located at 15885 Sprague Road, Strongsville, Ohio 44136, do hereby certify that the following resolution amending the Corporation's Articles of Incorporation was adopted by the Board of Directors of the Corporation at a meeting of such Directors on February 22, 2002, and that pursuant to Article FOURTH of the Corporation's Articles of Incorporation, and Section 1701.06(12) of the Ohio Revised Code, no shareholder approval was required:

         WHEREAS, Article "FOURTH" of the Corporation's Articles of Incorporation now authorizes the Board of Directors to determine the terms of the Preferred Shares authorized by Article "FOURTH" without shareholder approval;

         RESOLVED: That Article "FOURTH" of the Corporation's Articles of Incorporation shall be amended by the addition thereto of the following
         Section 7:

                  Section 7. SERIAL PREFERRED SHARES. There is hereby established from among the Preferred Shares authorized above a series of Preferred Shares. The following provisions shall be applicable to the Serial Preferred Shares:

                           A. DESIGNATION. The shares of such series are
                  designated as "Series B Preferred Shares without par value" (the "Series B Preferred Shares").

                           B. AUTHORIZED NUMBER OF SHARES. The authorized number
                  of Series B Preferred Shares is 5,000.

                           C. DIVIDENDS AND DISTRIBUTIONS. The annual dividend
                 rate of the Series B Preferred Shares shall be 7% of the liquidation preference of $1,000 per share, payable solely in shares of Series B Preferred Shares. The foregoing notwithstanding, the Series B Preferred Shares shall be entitled to receive, when, as, and if declared by the Corporation's Board of Directors, dividends or distributions payable in cash whenever the Corporation's Board of Directors declares a dividend or distribution payable in cash on the Corporation's Common Shares. For purposes of the foregoing sentence, each Series B Preferred Share shall be treated the same as one Common Share. Such dividends shall be cumulative from the date of the initial issue of the Series B Preferred Shares.

                           D. LIQUIDATION, DISSOLUTION OR WINDING UP. The amount
                  payable per Series B Preferred Share in the event of any voluntary or involuntary liquidation, dissolution or winding up of the affairs of the Corporation shall be $1,000, plus an amount equal to all dividends or distributions accrued and unpaid thereon to the date of payment.

                           E. REDEMPTION. The Series B Preferred Shares shall be
                  redeemable at the election of the Board of Directors.

                  IN WITNESS WHEREOF, we have executed this instrument in one or more counterparts as of the 8th day of March 2002.



                                 ------------------------------
                                 William A. Foley
                                 Chairman and Chief Executive Officer



                                 -----------------------------
                                 Patricia W. Pribisko
                                 Corporate Secretary